Exhibit 77 D


For RiverSource Short Duration U.S. Government Fund and RiverSource U.S. Government Mortgage Fund:

At a Board meeting held on September 13-14, 2006, the non-fundamental investment policy that limits investments in securities of investment companies was eliminated.